UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

20012942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 2300
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird (212) 686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

SEC Mail Processing
MAR - 3 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature]

Signature

Chief Compliance Officer

Title

Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified in New York County
My Commission Expires October 31, ~~2019~~ 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of Kimelman & Baird LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimelman & Baird LLC (the "Company") as of December 31, 2019, the related statements of income, changes in members' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2012.
Woodland Hills, California
March 13, 2020

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Current Assets		
Cash and cash equivalents	$	513,240
Clearing firm deposit		50,000
Commission receivable		3,046
Advisory fees receivable		37,301
Securities owned		64,694
Prepaid expenses		56,259
Total Current Assets	$	724,540
Other Assets		
Security deposit		76,648
Right of use of operating lease		644,000
Other assets		13,976
Total Other Assets	$	734,624
Total Assets	$	1,459,164

LIABILITIES AND MEMBERS' EQUITY

Liabilites:		
Accounts payable	$	2,137
Clearing charge payable	$	747
Accrued expenses	$	84,273
Lease liability		644,000
Total Liabilities	$	731,157
Members' Equity	$	728,007
Total Liabilities and Members' Equity	$	1,459,164

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2019

REVENUE	
Commission	$ 111,287
Investment advisory fees	3,972,511
Other income	60,981
Total revenue	$ 4,144,779
EXPENSES:	
Portfolio management expenses	$ 131,950
Employee compensation	407,719
Members' compensation	852,447
Custodian fees	106,605
Retirement plan	36,285
Quotes	132,825
Rent expense	347,199
Insurance	68,598
Professional fees	150,673
Auto expense	61,059
Clearing fees	26,454
Computer expense	74,277
Contributions	61,637
Travel and entertainment	81,443
Other expenses	235,637
Total expenses	$ 2,774,808
NET INCOME BEFORE INCOME TAXES	$ 1,369,971
Unincorporated business tax	108,257
NET INCOME	**$ 1,261,714**

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

		Total Members' Equity
Beginning balance January 1, 2019	$	987,587
Net Income		1,261,714
Distributions to members	$	(1,521,293)
Ending balance December 31, 2019	$	728,008

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,261,714
Adjustments to reconcile net income to net cash provided/(used) by operations:	
(Increase) decrease in:	
Commission and advisory fee receivable	7,312
Other assets/ prepaid	(33,358)
Increase (decrease) in:	
Accounts payable and accrued expenses	36,650
Total adjustments	$ 10,604
Net cash provided by operating activities	$ 1,272,318
FINANCING ACTIVITIES	
Member's distributions	$ (1,521,293)
Net cash used by financing activities	$ (1,521,293)
NET INCREASE IN CASH	$ (248,975)
Cash - beginning of year	$ 762,218
Cash - end of period	$ 513,243

The accompanying notes are an integral part of these financial statements